UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Hill International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

431466101

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 7, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON

ENGINE AIRFLOW CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		465,064
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

465,064
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

465,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON

ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,513,689
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,513,689
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,513,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.85%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,201,138
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,201,138
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,201,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.24%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,179,891
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,179,891
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,179,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.98%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,714,827
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,714,827
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,714,827
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.09%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		465,064
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

465,064
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

465,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,179,891
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,179,891
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,179,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.98%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 431466101

The following constitutes the Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Engine Airflow, Engine Capital, and Engine Jet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 465,064 Shares directly and beneficially owned by Engine Airflow is approximately $2,549,492, including brokerage commission. The aggregate purchase price of the 2,513,689 Shares directly and beneficially owned by Engine Capital is approximately $10,002,387, including brokerage commissions. The aggregate purchase price of the 2,201,138 Shares directly and beneficially owned by Engine Jet is approximately $10,962,209, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 7, 2018, the Reporting entered into a nomination and standstill agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”).

Pursuant to the terms of the Agreement, the Issuer agreed that so long as the Reporting Persons continue to beneficially own at least 10% of their current share position, the Board will nominate Mr. Ajdler as a director candidate for election at the 2018 Annual Meeting, will include Mr. Ajdler in the Issuer’s director slate for the 2018 annual meeting of stockholders (the “2018 Annual Meeting”), will recommend that stockholders vote in favor of Mr. Ajdler’s election as a director, and will, if necessary, take action to increase the size of the Board by one member effective as of the date of the 2018 Annual Meeting.

The Issuer further agreed to appoint Arnaud Ajdler as an observer to the Board until the 2018 Annual Meeting.

The Reporting Persons agreed not to conduct a proxy contest regarding any matter, including the election of directors or the submission of a shareholder proposal, with respect to the 2018 Annual Meeting.

The Reporting Persons have also agreed to certain standstill restrictions and voting commitments from the date of the Agreement through the later of (A) twenty (20) days prior to the nomination deadline in connection with the nomination of directors at the 2019 annual meeting of stockholders and (B) the date that Mr. Ajdler is no longer serving on the Board.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

9

CUSIP NO. 431466101

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 51,878,215 Shares outstanding, as of April 28, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2017.

A.	Engine Airflow
(a)	As of the close of business on March 9, 2018, Engine Capital directly owned 465,064 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 465,064
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 465,064
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Airflow has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
B.	Engine Capital
(a)	As of the close of business on March 9, 2018, Engine Capital directly owned 2,513,689 Shares.

Percentage: Approximately 4.85%

(b)	1. Sole power to vote or direct vote: 2,513,689
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,513,689
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Capital since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Engine Jet
(a)	As of the close of business on March 9, 2018, Engine Jet directly owned 2,201,138 Shares.

Percentage: Approximately 4.24%

(b)	1. Sole power to vote or direct vote: 2,201,138
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,201,138
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Jet since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
10

CUSIP NO. 431466101

D.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Airflow, Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Airflow, Engine Capital and Engine Jet. As of the date hereof, Engine Management may be deemed to beneficially own 5,179,891 Shares.

Percentage: Approximately 9.98%

(b)	1. Sole power to vote or direct vote: 5,179,891
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,179,891
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Management has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Engine Capital and Engine Jet, since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.       Engine Investments

(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine Investments may be deemed to beneficially own 4,714,827 Shares.

Percentage: Approximately 9.09%

(b)	1. Sole power to vote or direct vote: 4,714,827
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,714,827
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Engine Capital and Engine Jet since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.       Engine Investments II

(a)	Engine Investments II, as the general partner of Engine Airflow may be deemed to beneficially own the Shares owned directly by Engine Airflow. As of the date hereof, Engine Investments II may be deemed to beneficially own 465,064 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 465,064
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 465,064
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments II has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
11

CUSIP NO. 431466101

G.	Arnaud Ajdler
(a)	Mr. Ajdler, as the managing member of Engine Management, Engine Investments, and Engine Investments II, may be deemed to beneficially own the 5,179,891 Shares owned beneficially by Engine Management, Engine Investments, and Engine Investments II.

Percentage: Approximately 9.98%

(b)	1. Sole power to vote or direct vote: 5,179,891
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,179,891
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ajdler has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Engine Capital and Engine Jet since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 7, 2018, the Reporting Persons and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter Agreement, dated March 7, 2018.

12

CUSIP NO. 431466101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2018

Engine Airflow Capital, L.P.

By:	Engine Investments II, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

13

CUSIP NO. 431466101

Engine Investments II, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
ARNAUD AJDLER

14

CUSIP NO. 431466101

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No.2 to the Schedule 13D

Nature of Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Engine Capital, L.P.

Purchase of Common Stock	6,135	5.5500	01/10/18
Purchase of Common Stock	10,200	5.6990	01/17/18
Purchase of Common Stock	5,000	5.5927	01/18/18
Purchase of Common Stock	14,535	5.5927	01/18/18
Purchase of Common Stock	300	5.6000	01/19/18
Purchase of Common Stock	16,751	5.6960	01/22/18
Purchase of Common Stock	7,903	5.6663	01/22/18
Purchase of Common Stock	79	5.6500	01/23/18
Purchase of Common Stock	3,952	5.6750	01/23/18
Purchase of Common Stock	3,872	5.7000	01/24/18
Purchase of Common Stock	1,502	5.6500	01/26/18
Purchase of Common Stock	1,581	5.6500	01/29/18

Engine JET Capital, L.P.

Purchase of Common Stock	3,865	5.5927	01/18/18
Purchase of Common Stock	2,097	5.6663	01/22/18
Purchase of Common Stock	21	5.6500	01/23/18
Purchase of Common Stock	1,048	5.6750	01/23/18
Purchase of Common Stock	1,028	5.7000	01/24/18
Purchase of Common Stock	398	5.6500	01/26/18
Purchase of Common Stock	419	5.6500	01/29/18